SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

03814F 20 5

(CUSIP Number)

Richard D. McNeil

Lindquist & Vennum LLP

2000 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Tel: 612-371-3266

Fax: 612-371-3207

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03814F 20 5
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Medallion Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,000
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 467,000
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See instructions) IV

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CUSIP No. 03814F 20 5

Item 1.	Security and Issuer.

(a)	Title of Class of Securities: Common stock, no par value

(b)	Name of Issuer: Appliance Recycling Centers of America, Inc. (the “Company”)

(c)	Address of Issuer’s Principal Executive Offices: 7400 Excelsior Boulevard, Minneapolis, MN 55426-4517

Item 2.	Identity and Background.

(a)	Name of Person Filing: Medallion Capital, Inc. (“Medallion Capital”)

(b)	Residence or Business Address: 3000 West County Road 42, Suite 301, Burnsville, MN 55337-4827

(c)	Principal Occupation or Employment: N/A

(d)	Conviction in a criminal proceeding during the last five years: None

(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None

(f)	Citizenship: State of Minnesota, Country of United States

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Medallion Capital may, from time to time, attempt to dispose of shares of common stock of the Company owned by Medallion Capital in the open market, in privately negotiated transactions or otherwise.

Medallion Capital does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

As of March 28, 2017, Medallion Capital is the beneficial owner of 467,000 shares of common stock of the Company, representing 7.0% of the 6,655,365 shares of common stock of the Company outstanding as reported on the Company’s Form 10-Q for the quarter ended October 1, 2016 filed with the SEC on November 15, 2016.

Dean Pickerell, the President of Medallion Capital, served as a member of the Company’s board of directors until the Company’s annual meeting on May 18, 2015. Mr. Pickerell did not stand for re-election at that meeting. Mr. Pickerell holds stock options which would entitle him, now or within 60 days, to purchase 32,000 shares of Company common stock. The stock options and any shares issued upon their exercise are owned by Mr. Pickerell and not owned by Medallion Capital, and Medallion Capital disclaims any interest in those options or option shares. Medallion’s right to dispose and vote the 467,000 shares it owns is independent of Mr. Pickerell’s rights in his option shares.

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(b)	Voting and Dispositive Power:

Medallion Capital has sole voting and dispositive power over all the 467,000 shares owned by it.

(c)	Transactions within 60 days:

There have been no purchases or sales of the Company’s common stock by Medallion Capital within the last sixty days, except as follows:

(1) On January 25, 2017, Medallion Capital sold 15,386 shares of common stock on the open market for an average price of $1.18 per share;

(2) On January 26, 2017, Medallion Capital sold 300 shares of common stock on the open market for an average price of $1.18 per share;

(3) On February 9, 2017, Medallion Capital sold 9,314 shares of common stock on the open market for an average price of $1.13 per share.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2017	MEDALLION CAPITAL, INC.

	By:	/s/ Dean R. Pickerell
Name: Dean R. Pickerell
Title: President

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